Exhibit 99.2

Northcore Technologies Inc. 302 The East Mall, Suite 300 Toronto, Ontario M9B 6C7 Canada	Tel: 416-640-0400 Fax: 416-640-0412 www.northcore.com

NORTHCORE TECHNOLOGIES INC.

2006 ANNUAL INFORMATION FORM 51-102F2

(For the Year Ended December 31, 2006)

March 23, 2007

Table of Contents

Table of Contents		2
1.0	FORWARD LOOKING STATEMENTS	3
2.0	CORPORATE STRUCTURE	4
2.1	The Company	4
2.2	Intercorporate Relationships	5
3.0	GENERAL DEVELOPMENT OF THE BUSINESS	5
3.1	Overview	5
3.2	Three-Year History	6
4.0	DESCRIPTION OF THE BUSINESS	7
4.1	Overview	7
4.2	Joint Venture with GE Commercial Finance, Capital Solutions	8
4.3	Industry Background and Overview	8
4.4	Products and Services	8
4.5	Business Cycles	14
4.6	Strategy	14
4.7	Customers	14
4.8	Sales and Marketing	15
4.9	Technology Platform	15
4.10	Software Development and Technology	16
4.11	Intellectual Property	16
4.12	Competition	17
4.13	Customer Concentration	17
4.14	Employees	17
4.15	Foreign Operations	18
5.0	RISK FACTORS	18
6.0	DESCRIPTION OF CAPITAL STRUCTURE	25
6.1	Share Capital	25
6.2	Constraints	26
7.0	MANAGEMENT’S DISCUSSION AND ANALYSIS	27
8.0	MARKET FOR SECURITIES	27
8.1	Trading Price and Volume	27
8.2	Prior Sales	28
9.0	DIRECTORS AND OFFICERS	28
9.1	Director’s relationship to Megawheels Technologies Inc. subject to Cease Trade Order	31
10.0	AUDIT COMMITTEE INFORMATION	31
10.1	Composition of the Audit Committee	31
10.2	Pre-Approval Policies and Procedures	31
10.3	External Auditor Service Fees (By Category)	31
10.4	Audit Committee Charter	32
11.0	PROMOTERS	32
12.0	LEGAL PROCEEDINGS	32
13.0	RELATED PARTY TRANSACTIONS	32
14.0	TRANSFER AGENTS AND REGISTRARS	33
15.0	MATERIAL CONTRACTS	34
16.0	AUDITORS	34
17.0	ADDITIONAL INFORMATION	34

APPENDIX “A” AUDIT COMMITTEE CHARTER

ANNUAL INFORMATION FORM

Unless the context otherwise requires, any reference to the “Company,” or “Northcore” means Northcore Technologies Inc. and its predecessors. Up to June 30, 2006 the Company was known as ADB Systems International Ltd. and references to “ADB” or “ADB Systems” prior to June 30, 2006 are references to the Company. Except as otherwise specified, the information in this Annual Information Form is presented as at December 31, 2006.

The Trademarks or trade names owned by the Company and used in this Annual Information Form include: BID BUDDY™; SEARCH BUDDY™; DYN@MIC BUYER™ and DYN@MIC SELLER™. Each trademark, trade name, or service mark of any other company appearing in this Annual Information Form belongs to its holder.

1.0	FORWARD LOOKING STATEMENTS

This Annual Information Form 51-102F2 (“AIF”) contains and incorporates by reference statements that may be considered "forward looking statements," within the meaning of the Safe Harbour provisions of the U.S. federal securities laws and other applicable securities legislation, rather than historical facts.

You can identify these statements when you see words such as "may," "expect," "anticipate," "estimate," "believe," "intend," and other similar expressions. These forward-looking statements relate, among other items to:
•	our future capital needs;
•	future expectations as to profitability and operating results;
•	our ability to further develop business relationships and revenues;
•	our expectations about the markets for our products and services;
•	acceptance of our products and services;
•	competitive factors;
•	our ability to repay debt;
•	our ability to attract and retain employees;
•	new products and technological changes;
•	our ability to develop appropriate strategic alliances;
•	protection of our proprietary technology;
•	our ability to acquire complementary products or businesses and integrate them into our business; and
•	geographic expansion of our business.

We have based these forward-looking statements largely on our current plans and expectations. Forward-looking statements are subject to risks and uncertainties, some of which are beyond our control. Our actual results could differ materially from those described in our forward-looking statements as a result of the factors described in the “Risk Factors” included elsewhere in this AIF, including, among others:
•	the timing of our future capital needs and our ability to raise additional capital when needed;
•	increasingly longer sales cycles;
•	increasingly longer collection cycles;
•	potential fluctuations in our financial results and our difficulties in forecasting;
•	volatility of the stock markets and fluctuations in the market price of our stock;
•	our ability to compete with other companies in our industry;
•	our ability to repay our debt to lenders;
•	our ability to retain and attract key personnel;
•	risk of significant delays in product development;
•	failure to timely develop or license new technologies;
•	risks relating to any requirement to correct or delay the release of products due to software bugs or errors;
•	risk of system failure or interruption;
•	problems which may arise in connection with the acquisition or integration of new businesses, products, services, technologies or other strategic relationships;

•	risks associated with international operations;
•	risks associated with protecting our intellectual property, and potentially infringing the intellectual property rights of others; and
•	sensitivity to the overall economic environment.

Because of these risks and uncertainties, the forward-looking statements and circumstances discussed in this AIF might not transpire. We encourage you to carefully review these risks as outlined herein, to evaluate your existing or potential investment in our securities.

2.0	CORPORATE STRUCTURE

2.1	The Company

The name of the company is Northcore Technologies Inc. (“Northcore, or the “Company”). The Company was formed pursuant to the Business Corporations Act (Ontario). The business began as Internet Liquidators Inc. (“IL Inc.”), a business corporation formed under the laws of Ontario, Canada, in September 1995 and after a series of corporate reorganizations, as described below, developed into the present Company.

Corporate History

In May 1996, Internet Liquidators International Inc. (“ILI Inc.”), also an Ontario company, acquired all of the shares of IL Inc. The two companies, IL Inc. and ILI Inc., were amalgamated on January 9, 1997. By articles of amendment dated June 25 1998, the name of ILI Inc. was changed to Bid.Com International Inc.

On October 11, 2001, Bid.Com acquired substantially all of the shares of ADB Systemer ASA, a public limited liability company organized under the laws of the Kingdom of Norway. As part of the acquisition of ADB Systemer, Bid.Com completed a two for one share consolidation and changed its name to ADB Systems International Inc. (“ADB Inc.”) by articles of amendment dated October 11, 2001.

During 2002, ADB Systems International Inc. (“ADB Inc.”), entered into a series of agreements with the Brick Warehouse Corporation (“The Brick”) whereby the parties agreed to cooperate in online retail operations that utilized the retail technology that the Company had developed and operated under the name “Bid.Com International Inc.” in the online sale of consumer products to be supplied by The Brick. In connection with these transactions the Brick granted to the Company a secured loan and the Company completed a corporate reorganization by plan of arrangement, as described below.

On August 20, 2002, a new company was formed called ADB Systems International Ltd. (“ADB Ltd.”), which was incorporated by certificate and Articles of Incorporation. Pursuant to a plan of arrangement approved by the shareholders of ADB Inc. on October 22, 2002 and by the Ontario Superior Court of Justice on October 24, 2002 (the “Arrangement”) the shareholders of ADB Inc. exchanged their shares of ADB Inc. for shares of ADB Ltd., as the Company was then known, on a one-for-one basis on October 31, 2002. As a result of the Arrangement, the business of ADB Inc., including all assets and liabilities of ADB Inc. (other than those related to retail activities, which remained with ADB Inc.), was transferred to the Company in the form of a return of capital. The name of ADB Inc. was subsequently changed to Bid.Com International Ltd. and on June 30, 2003, the Company exercised its option to transfer to The Brick all of the issued shares of Bid.Com International Ltd. (formerly ADB Inc.) in satisfaction of the outstanding principal amount and accrued interest on the loan then owing to The Brick.

On June 30, 2006, in connection with the disposition of the Company’s Norwegian subsidiary ADB Systemer AS, the Company changed its name, by Articles of Amendment, to Northcore Technologies Inc. Effective July 18, 2006 the Company’s stock symbols were changed to NTI on the TSX and to NTLNF on the over-the-counter bulletin board (OTCBB).

The principal and registered office of the Company is located at 302 The East Mall, Suite 300 Toronto, Ontario, Canada, M9B 6C7 and our telephone number is (416) 640-0400. Additional information on the Company can be found at www.northcore.com.

2.2	Intercorporate Relationships

The Company has the following organizational structure, which include the subsidiaries set out below:

3.0	GENERAL DEVELOPMENT OF THE BUSINESS

3.1	Overview

The Company develops and sells software products and services that allow our customers to source, buy, track, manage and sell assets, primarily in asset-intensive industries. We refer to our product and services suite as asset lifecycle management solutions. Our solutions can reduce sourcing and procurement costs, improve tracking and monitoring of asset performance and reduce operational downtime.

Designed to help our customers get full value from their capital assets, the Company’s integrated asset management solutions:

•	Streamline sourcing/procurement activities while reducing purchasing costs;
•	Schedule preventative and corrective maintenance activities, eliminating unnecessary operational downtimes and reducing maintenance costs;
•	Manage inventory of materials more effectively, resulting in reduced purchase costs, improved access to supplies, and easier tracking of assets regardless of their location; and
•	Generate higher yield for surplus assets that are disposed or sold on-line.

Our current customers include GE Commercial Finance, Newfoundland and Labrador Housing and Mortgage Corporation, Paramount Resources, The School Board of Broward County, The State of Tennessee Department of General Services and Trilogy Energy Trust.

Through our wholly owned subsidiary, ADB Systems USA, Inc., Northcore owns a 50 percent interest in GE Commercial Finance Asset Manager1., a joint business venture launched with the General Electric Capital Corporation, through its business division GE Commercial Finance, Capital Solutions (referred to in this AIF as “GE” or “GE Capital Solutions”). GE's Asset Manager offers a suite of integrated, web-based solutions that are designed to help organizations gain greater control of their capital assets and implement new process efficiencies to their operational activities enabling our customers to:

•	Automate sourcing and tendering processes;
•	Track and re-deploy assets more effectively;
•	Automate equipment appraisals; and
•	Efficiently market and sell surplus equipment.

1The legal corporate name of the joint venture is GE Asset Manager, LLC which operates under the name GE Commercial Finance Asset Manager (referred to in this AIF as “GE’s Asset Manager” or “Asset Manager”). Additional information on this joint venture is provided in Section 4.2 of this AIF under the heading Joint Venture with GE Commercial Finance, Capital Solutions.

3.2	Three-Year History

Significant product and business developments over the last three fiscal years have been as follows:

Fiscal 2006

•
Northcore successfully completed a number of operational activities in 2006. The most significant of which included the sale of our Norway business unit, renaming the Company to Northcore Technologies Inc., and concentrating our sales and marketing efforts in North America. These developments, which received overwhelming support from our shareholders, underscore our strategic direction for 2007 and beyond. As evidenced by our operational results for the third and fourth quarters of 2006, which respectively generated double-digit revenue growth, the Company’s new strategic direction is delivering results. For further information on the sale of our Norwegian business unit see the information contained under the heading “Management’s Discussion and Analysis - Discontinued Operations” and at Note 4 to the annual financial statements, both in the Company’s Annual Report for the year ended December 31, 2006, filed on SEDAR at www.sedar.com and hereby incorporated by reference.

•	Effective July 18, 2006 our stock symbol on the TSX was changed to NTI and our symbol on the Over The Counter Bulletin Board (the “OTCBB”) was changed to NTLNF.

•
In addition to our operational activities, Northcore devoted considerable effort in 2006 to adding new customers and building long-term relationships with existing clients, such as GE Commercial Finance, Paramount Resources and Trilogy Energy Trust. These customers, who take advantage of Northcore’s suite of asset management software solutions, are also now able to leverage our technology-based services.

•
Northcore increased its market offerings by introducing application development, software customization and systems integration capabilities. These technology-based services allow Northcore to extend our relationships with customers and provide a point of differentiation for the Company.

Joint Venture with GE Commercial Finance

•
In 2006, Northcore continued to devote significant attention to the rollout of GE Asset Manager, LLC, and our joint venture effort with GE Commercial Finance. Northcore’s joint venture efforts have generated a number of positive results to date. Through the joint venture, Northcore has strengthened its relationship with GE, delivered new web-based asset management capabilities, expanded new relationships with customers such as Kraft Foods Inc., the Toro Company and Fastenal Company, and provided a basis for continued growth in the near and long-term.

Fiscal 2005

•
Throughout 2005, the Company expanded existing customer relationships while making efforts to add new customer organizations. Cross selling of ancillary software and services within established customer relationships continued and the Company was able to expand its working relationship with National Health Service (UK), Paramount (Canada), and GE Commercial Finance, Capital Solutions (US), among others. New customers included Mesta AS (Norway), Star Energy (UK) and Trilogy (Canada).

•
In North America, the Company continued to focus on the expansion of activities related to GE’s Asset Manager, LLC, (GEAM) the joint venture co-owned by the Company and GE Capital Solutions. Incrementally through the year, software was refined in order to expand GEAM’s array of offerings to its clients and sales efforts broadened to include the appraisal industry, a commercial segment vital to the valuation and financing of assets. In this area, the joint venture successfully established a co-operation agreement with the North American Auctioneers Association (“NAA”) for the provision of appraisal services online.

•
The Company undertook a number of software development initiatives in 2005 to ensure continued technology leadership. The most substantial single project involved the re-architecture of certain WorkMate and ProcureMate elements, which resulted in enhanced functionality for a number of customers.

Fiscal 2004

•
The Company was engaged in a number of activities aimed at expanding our relationships with existing customers and developing relationships with new customer organizations. Through these efforts, which included the introduction of new technology enhancements to our suite of product offerings, the cross selling of ancillary applications, and the increase in the number of users of our technology, the Company was able to expand our working relationships with BP the National Health Services (UK), and GE CEF, among others.

•
In North America, the primary thrust of our activities in 2004 concentrated on the rollout of Asset Manager from GE, our joint venture with GE Commercial Finance. This joint venture is designed to combine GE’s equipment financing and asset management expertise together with our experience in providing mission-critical technology solutions for asset lifecycle management. Together, we have developed a suite of integrated web-based solutions to help our customers gain greater control of their capital assets and implement new process efficiencies to their operational activities.

•
Through the joint venture, we signed a customer agreement with Kraft Foods Global, Inc. (“Kraft”) and continued to service our customer agreement with the General Electric Company, acting through its GE Aircraft Engines division (“GE Aircraft Engines”).

•
The Company made a number of enhancements to our suite of technology product offerings in 2004. These enhancements, which centered on re-architecting the under-lying platform of our Dyn@mic Buyer solution and expanding the functionality of our WorkMate and Material Transfer applications, allow us to stay current with the latest technology trends while maintaining a competitive advantage.

•	A key cornerstone of our technology activities focused on the development of Asset Tracker, a new, web-based asset-tracking offering that is delivered through our joint venture with GE.

4.0	DESCRIPTION OF THE BUSINESS

4.1	Overview

The Company develops and sells software solutions and services that allow our customers to source, manage, and sell their assets and capital equipment. We refer to our product and services suite as asset lifecycle management solutions. Our solutions help our customers reduce sourcing, procurement and maintenance costs, improve asset utilization, reduce operational downtime, and generate higher yields for surplus equipment.

The Company operates in a single reportable operating segment, that is, the design and delivery of software solutions for use by its customers. The single reportable operating segment derives its revenues from the sale of software licenses and related services. Sales for each regional segment are based on the location of the third party customer.

The Company operates in the following reportable geographic segments: North America and Ireland and the United Kingdom. Information about the Company’s geographical net revenues is set forth below:

Net Revenue By Geographic Region	2006	2005
	(In thousands)
North America	$661	$657
Ireland and U.K.	412	628
Revenue from discontinued operations (see Note 4 of the Financial Statements for the year ended December 31, 2006)	2,399	4,490
	$3,472	$5,775

4.2	Joint Venture with GE Commercial Finance, Capital Solutions

On December 31, 2003 ADB Systems USA, Inc. (“ADB USA”), a wholly owned subsidiary of the Company, entered into an Amended and Restated Operating Agreement (the “Operating Agreement”) with General Electric Capital Corporation through its business division GE Commercial Finance, Capital Solutions (“GE” or “GE Capital Solutions”). This agreement was entered into in connection with the establishment of GE Asset Manager, LLC a joint business venture in which both GE Capital Solutions and ADB USA hold a 50 percent interest. Pursuant to this business venture, GE Capital Solutions and ADB USA also entered into the following agreements that are included as exhibits to the Operating Agreement: ADB License Agreement, ADB Services Agreement, GE License Agreement and GE Service Agreement. GE Asset Manager, LLC, which carries on business under the name GE Commercial Finance Asset Manager (“Asset Manager”), is an integrated, web-based business enabling mid- and large-size organizations to reduce operating costs by simplifying and consolidating their asset management programs. Asset Manager features all-in-one capabilities designed for sourcing of new equipment, tracking and reallocation of existing assets, automated appraisal management and disposition of surplus equipment.

4.3	Industry Background and Overview

Asset management software has existed for more than thirty years, initially through computerized maintenance management systems (CMMS), and more recently including more comprehensive and robust enterprise asset management (EAM) and enterprise resource planning (ERP) solutions. The early systems automated daily management of assets, while ERP solutions consolidated basic asset information with financial information at the corporate level. Asset Management solutions encompass elements of both; have evolved to integrate web-based delivery platforms.

Current asset management systems provide a number of capabilities including maintenance scheduling, materials management, electronic procurement, and asset tracking. In essence, asset management activities have evolved to integrate all aspects of an asset’s lifecycle.

There are a number of industry trends driving the demand for asset management capabilities, including the need to:

•	Improve the utilization of assets;
•	Comply with industry standards and requirement e.g., Sarbanes-Oxley;
•	Reduce operating expenses and improve bottom-line performance; and
•	Introduce new operational efficiencies.

4.4	Products and Services

The Company offers solutions to manage all aspects of the asset lifecycle - sourcing/procurement, maintenance, materials management and disposition. Below is a detailed description of our offerings:

WorkMate (TM) - A comprehensive asset management solution, WorkMate provides integrated capabilities for asset maintenance, asset tracking, materials management and procurement functionality. In connection with the sale of our Norwegian subsidiary in June 2006, the Company entered into a value added reseller agreement with ADB Systemer AS to continue to bring WorkMate to market.

Customers in asset intensive industries - typically those, design WorkMate for use where maintenance, repair and operations purchases outnumber raw material purchases by more than ten to one on a transaction volume basis. Examples of asset intensive industries are oil and gas, process industries (such as mining) and the utilities sector.

The three main modules (procurement, materials management and maintenance functionality) may be licensed independently or together as a fully integrated system:

•
Procurement Module - for sophisticated domestic and international purchasing operations. Key capabilities include: order requisitioning, quotations, purchase orders, contracts, cost controls and vendor catalogues. The procurement module also monitors supplier performance in terms of accuracy, punctuality and cost.

•
Materials Management Module - for managing inventory and logistics operations. Key features include: inventory status, goods receipt, stock issue, reordering, packing/unpacking, transportation, and goods return and equipment rentals. This Module will log all movements of an item and generates the necessary financial transactions.

•
Maintenance Module - for all types of maintenance, including corrective, preventive or condition-based activities. Customers can automate manual routines and track maintenance costs and equipment history.

Each WorkMate module also includes workflow and reporting tools.

WorkMate is a licensed client-server application and pricing is based on the number of users named by the customer. Service fees are charged separately for implementation, systems integration, training and other consulting activities. WorkMate users include some of the largest global players in the oil and gas sector, such as: BP (Norway), Halliburton Productos, Prosafe, Talisman Energy, Paramount Resources and Mesta AS.

ProcureMate (TM) - ProcureMate is a web-based business-to-business e-Procurement solution designed to reduce purchase costs, improve purchasing efficiencies and reduce maverick buying. ProcureMate allows users to select goods for purchase from a web-based catalog and automatically issue purchase orders to their suppliers. In connection with the sale of our Norwegian subsidiary in June 2006, the Company entered into a value added reseller agreement with ADB Systemer AS to continue to bring ProcureMate to market.

Key features of ProcureMate include:

•	The ability to notify suppliers automatically of purchase orders requiring processing.
•	Functionality for allowing on-line dialogue to take place between buyers and suppliers.
•	The ability to integrate to enterprise resource planning and financial systems, reducing manual efforts for processing and consolidating purchase orders, goods receipt and payment activities.
•	Functionality for facilitating direct payment and electronic funds transfer.
•	The ability to integrate user workflow and approvals into the procurement process.

ProcureMate is licensed to customers and license fees for ProcureMate are based on the number of users named by the customer. Service fees are charged separately for implementation, systems integration, training and other consulting activities. ProcureMate can be bundled with our other on-line purchasing solutions or used separately depending on customer requirements. Existing ProcureMate users include BP (Norway), National Health Service (UK), Vesta Insurance, Vinmonopolet, Norway’s government-run retailer of wine and spirits and Hordaland HFK County, a large local government entity in Norway.

Dyn@mic Buyer (TM) - An on-line sourcing solution, Dyn@mic Buyer automates the tendering process, and can be used to improve the decision-making process involved in sourcing goods by providing automated analysis and selection among competing bids, based on a variety of pre-determined factors.

Key features of the product include:

•	The ability for buyers to create tenders using automated tools that accelerate the purchasing process and reduce procurement costs.
•	Capabilities for buyers to post and distribute their tenders on-line to qualified suppliers.
•
The ability for buyers to assign values to criteria involved in the purchase decision, such as price, product availability, post-sales support and certification standards. Buyers then weigh suppliers’ responses to tender questions for evaluation.

•	Functionality that allows for the posting of detailed technical information, question and answer forums, and automatic e-mail notification of amended or new buyer-posted documents.
•
Capabilities to allow for the use of sealed bid-sourcing formats enabling users to post their product or service requirements to selected vendors. The sealed bid system differs from the request for quotation in that the vendors only have one opportunity to supply a bid. Only after the close of the auction is the user able to view the vendor bids.

Dyn@mic Buyer is licensed to our customers. Fees for Dyn@mic Buyer are determined on an annual basis, depending on the number of sourcing events identified by customers. Service fees are charged separately for implementation, systems integration, training and other consulting activities. Dyn@mic Buyer can be bundled with our procurement solutions or used separately depending on customer requirements. Current corporate users of Dyn@mic Buyer include the National Health Service (UK) and Vesta Insurance.

Dyn@mic Seller (TM) - An on-line sales solution designed to help our customers with the disposition of surplus assets and equipment. Dyn@mic Seller integrates multiple pricing methods, such as fixed priced, top bid (auction), Dutch (declining price) and hybrids, through private-labeled websites. Dyn@mic Seller is delivered through an application service provider model.

Key capabilities of the product include:

•
Traditional rising price auctions, where the highest bids win the items being sold. The rising price auction allows participants to competitively bid on available products by incrementally adjusting their bid amounts. Our user interface allows users to easily identify current leading bidders, minimum new bids and initial bid pricing. Participants are informed of their bid status, stating whether they have won, been outbid, approved or declined via electronic mail.

•
A patented Dutch (declining) auction format, in which a starting price is set and a limited time period is allocated for a fixed quantity of the product to be sold. As time advances, the price drops in small increments until the asset is sold. The declining bid auction allows participants to bid in a real-time format utilizing on-screen data which provides the time and quantity remaining as well as the falling price of the items for sale.

•	Hybrid auction formats that blend multiple pricing format to meet a customer’s particular needs.
•      Fixed price sales where assets are sold in a catalogue or directory format. The purchaser cannot bid on the price, but merely elects whether or not to purchase the good or service.

Our customers pay monthly hosting fees for use of Dyn@mic Seller and typically also enter into a revenue sharing arrangement with us. Service fees for implementation, systems integration, training and other consulting activities are charged separately. Current customers of Dyn@mic Seller include GE Capital Solutions.

Related Services

In connection with our software offerings, we provide the following services to our customers:

Consulting. A significant number of our customers request our advice regarding their business and technical processes, often in conjunction with a scoping exercise conducted both before and after the execution of a contract. This advice can relate to development or optimization of assorted business processes, such as sourcing or procurement activities, assisting in the development of technical specifications, and recommendations regarding internal workflow activities.

Customization and Implementation. Based generally upon the up-front scoping activities, we are able to customize our solutions as required to meet the customer's particular needs. This process can vary in length depending on the degree of customization, the resources applied by the customer and the customer's business requirements. We work closely with our customers to ensure that new features and functionality meet their expectations. We also provide the professional services work required for the implementation of our customer solutions, including loading of data, identification of business processes, and integration to other systems applications.

Application Development. A growing number of our customers have engaged Northcore to develop web-based applications that support their unique asset management requirements. Typically, these application development projects become the proprietary technology of our customers and are not resold by Northcore. The Company charges customers based on hourly service rates or through a fixed price format.

Training. Upon completion of implementation (and often during implementation), we train customer personnel to utilize our solutions. Training can be conducted in one-on-one or group situations. We also conduct “train the trainer” sessions.

Maintenance and Support. We provide regular software upgrades and ongoing support to our customers. Northcore provides these services for a yearly maintenance fee of 18% of the license fee for client/server environment or as part of its monthly hosting fees.

Hosting. Northcore also provides technology hosting services to our customers. Through these services, customers gain access to Northcore's applications via the Internet through dedicated, secure websites.  Northcore's hosting services enable customers to accelerate the deployment of technology initiatives while limiting investments in systems configuration and new hardware infrastructure.

GE’s Asset Manager

GE's Asset Manager is a joint venture between GE Commercial Finance, Capital Solutions and Northcore Technologies Inc. that combines GE’s equipment financing and asset management expertise together with Northcore's experience in providing mission critical technology solutions for asset lifecycle management.

With organizations needing to generate improved bottom-line results and comply with new financial regulatory requirements, GE's Asset Manager has introduced a new suite of integrated, web-based solutions that are designed to help organizations gain greater control of their capital assets and implement new process efficiencies to their operational activities.

Our industry-proven solutions enable our customers to:

•	Track and re-deploy assets more effectively;
•	Automate equipment appraisals;
•	Efficiently market and sell surplus equipment; and
•	Automate sourcing and tendering processes.

The four key components to Asset Manager’s offerings are as follows:

Asset Buyer

Asset Buyer is a web-based solution designed for automating sourcing activities and improving purchasing decisions. Using Asset Buyer, purchasers can determine the factors that are the most important to their procurement decisions and identify suppliers that deliver the greatest value - from the lowest price to the ability to match exact specification requirements.

Asset Buyer also streamlines the procurement process, making it easier to create and distribute tenders, select vendors and negotiate with suppliers.

With Asset Buyer, organizations can:

•	generate cost savings on sourcing activities;
•	reduce purchasing cycle times;
•	take advantage of multiple sourcing formats including request for proposals, reverse auction, and sealed bid; and
•	rank suppliers based on their ability to match buying criteria improve relations with suppliers through on-line collaborations.

Asset Tracker

Designed to allow organizations to more effectively utilize their assets, Asset Tracker is a web-based solution for keeping track of the location, details and status of capital equipment - regardless of where the equipment is being deployed.

Using a dedicated tracking site that is password protected, Asset Manager provides users the ability to search and locate capital assets throughout their organization. Users can search for equipment in a number of ways. Assets can be searched by business unit, function, or by specific piece of equipment category.

Once an asset is located, users can determine its status and take appropriate action. Idle or under-utilized assets, for example, can be re-deployed, helping to increase their value to the organization and reducing capital spending on new equipment.

Assets no longer required or deemed surplus can be earmarked for disposition through traditional or on-line sales methods, such as Asset Seller.

With Asset Tracker, users can:

•	Search and request for capital equipment within their organization, across multiple locations or facilities;
•	Review asset details, such as equipment description, image, financial information, and contact information;
•	Add new asset details by uploading data from spreadsheet applications;
•	Extract asset details and generate asset management reports;
•	Instantly determine the status of capital equipment;
•	Transfer and re-deploy idle assets; and
•	Dispose of unnecessary or surplus equipment.

Asset Appraiser

Asset Appraiser is a web-based solution that allows organizations to more effectively manage the capital equipment appraisal process. With Asset Appraiser users can create an appraisal scope, confirm appraisal data, distribute documents and data collection tools, compile appraisal results and access stored appraisals on-line in a protected environment.

Asset Appraiser allows users to:

•	Automate and accelerate the appraisal process using web-based tools;
•	Gain instant access to ongoing project details from anywhere in the world;
•	Store asset data in a secure repository for future reference, retrieval and analysis;
•	Access appraisals in a 24 x 7 environment;
•	Store and review appraisals in a secure environment;
•	Download spreadsheet templates into reports;
•	Add attachments, such as image, text or movie files, to reports; and
•	Assist with compliance with the Uniform Standards of Professional Appraisal Practice.

Asset Seller

Asset Seller facilitates instant and global access to a buying community by presenting your surplus equipment or inventory on geasset.com, GE's equipment re-marketing website. Asset Seller is a proven take-to-market solution that will connect your company's equipment to a global community of qualified organizational buyers using multiple sales platforms, all developed to help maximize asset recovery value and improve cycle time.

Asset Seller brings together multiple sales platforms into one integrated on-line environment, providing flexibility, while maximizing the yield for your surplus equipment.

Asset Seller's direct sale platform features equipment showcases that are designed to promote private treaty sales. Other sales platforms available through Asset Seller include ranked sealed bid and top bid sale events that enable you to market equipment in an auction-like environment.

Utilizing GE's patent pending ranked sealed bid method, Asset Seller encourages multiple bids and retains buyer anonymity, creating competitive sales environments that generate a higher recovery for asset investment.

Asset Seller also enables organizations to feature equipment specifications, photos, videos and contact information, and allows them to coordinate off-line sales activities such as equipment inspections. Current customers of Asset Seller, through our joint venture, include The Toro Company.

Third Party Business Relationships

Designed to extend the value of the solutions we deliver to our customers, Northcore has forged relationships with a number of leading technology and professional service organizations. These relationships allow Northcore to develop world-class offerings that leverage the leading-edge technologies, proven methodologies and subject matter expertise of our business partners.

Northcore’s existing business relationships include:

ADB Systemer AS - Based in Stavanger, Norway ADB Systemer AS provides enterprise asset management technology for oil and gas companies and public sector organizations. Upon the share sale of ADB Systemer AS, effective June 30, 2006, the Company entered into a value added reseller agreement with ADB Systemer AS to continue to bring WorkMate and ProcureMate to market. For more information, visit www.adbsys.no.

Donna Cona - Donna Cona is Canada's largest Aboriginal Information and Communications Technology company. The company was incorporated in 1996, and has successfully been providing information technology and management consulting services to public sector organizations. For more information, visit www.donnacona.com.

GE Capital Solutions - Backed by more than 65 years of operating experience, a AAA credit rating, and the vast resources of its parent, General Electric Company, GE Capital offers a wide range of value-added financial products and services through a network of 28 specialized businesses in five core niches: Equipment Management, Customer Services, Specialized Financing, Mid-Market Financing and Specialty Insurance. For more information, visit www.ge.com.

4.5	Business Cycles

 As many of the customers of the Company and our joint venture Asset Manager are large, multinational organizations or quasi-governmental entities, we may experience increasingly longer sales and collection cycles. Additional information on business cycle risks are set out in Section 5.0 of this AIF under the heading Risk Factors.

4.6	Strategy

Our business strategy is to expand our customer base, particularly in the manufacturing, oil and gas, public and financial services sectors, through superior software functionality and through the industry expertise of our employees. In particular, our strategy is comprised of the following key components:

Expand joint venture with GE and increase our customer base.

Since the launch of GE’s Asset Manager, we have focused our efforts on increasing the number of joint venture customers and enhancing our portfolio of asset management technology. This focus will be a cornerstone of our efforts in 2007.

Strengthen our position as an Asset Management Solution Provider and improve our visibility among target sectors.

While we have expanded our customer base and increased the number of users of our technology, Northcore is committed to solidifying our position as a provider of asset management solutions particularly among our target markets.

Maintain and Enhance Our Technology.

Based on the relative pricing and functionality of our products as compared with those of our competitors, we consider our proprietary software offerings to be competitive, however it is critical that we continue to maintain and enhance our technology.

 Seeking Acquisitions and Strategic Investments.

We plan to seek to expand by seeking technologies, products, and services that complement our existing business. If appropriate opportunities are available, we may acquire businesses, technologies or products or enter into strategic relationships that may further diversify revenue sources and product offerings, expand our customer base or enhance our technology platform.

4.7	Customers

We provide our solutions to customers in a variety of industries, including: oil and gas, health, public authorities, and financial services.

The revenue structures and particular services provided vary depending upon the needs of the customer and the solution concerned. For licensed offerings we generally collect a license fee based on number of users, service fees for implementation and training, and support and maintenance fees that are collected on a recurring annual basis. For hosted offerings, we generally collect an up-front implementation fee, monthly hosting fee, and a share of revenue or transaction volumes.

The following is a representative list of some of the customers for whom we have implemented or are implementing our solutions:

Customer	Solution(s)	Industry Segment	Geographic Location
GE Capital Solutions	Dyn@mic Seller	Financial Services	US
Paramount	WorkMate	Oil and Gas	Canada
Trilogy Energy Trust	WorkMate	Oil and Gas	Canada

Customers serviced by our joint venture, Asset Manager

Kraft Foods Global, Inc.	Asset Tracker	Manufacturing	US
GE Infrastructure	Asset Tracker	Manufacturing	US
The Toro Company	Asset Tracker	Manufacturing	US

For information regarding the regional market segments in which the Company competes, see Note 21 to the Financial Statements in the Company’s Annual Report for the year ended December 31, 2006, which is filed on SEDAR at www.sedar.com and is hereby incorporated by reference.

4.8	Sales and Marketing

We market our solutions primarily through our direct sales force. Our sales organization is regional with personnel located in our principal offices in Toronto (Canada) and Tampa (Florida, USA). Northcore also entered into a business development agreement with Sandstorm Technologies, a leading sales and marketing firm with offices in New York, Chicago and Ottawa. Acting as sales agent, Sandstorm will represent Northcore’s suite of asset management offerings to leading North American companies in a number of key industry verticals, such as manufacturing, financial services and healthcare.

Our marketing efforts are focused on targeted marketing campaigns, rather than broad-based "awareness" campaigns. Potential customers are identified through direct contact, responses to requests for information, attendance at trade shows and through industry contacts.

The GE sales force takes the lead in the sales and marketing efforts of the Asset Manager joint venture.

We use reference customers to assist us in our marketing efforts, both through direct contact with potential customers and through site branding and case studies. We also rely on our co-marketing partners to assist in our marketing efforts.

4.9	Technology Platform

Northcore has devoted significant resources to developing its proprietary software technology. The technology platform is constructed using distributed software technologies which allow for rapid development and deployment of new software technology in order to take advantage of emerging business opportunities.

Our company's core technology platform is based on Microsoft applications, including the Windows NT operating system and a SQL server relational database, all residing on scaleable hardware. The software is constructed using an advanced proprietary XML framework and resides on an N-tier architecture. The support of open systems allows integration with a large variety of existing commercial, proprietary and legacy applications. Other applications, which are also operational in a Microsoft NT environment, have been developed using Power Builder and are dependent on an Oracle relational database.

4.10	Software Development and Technology

Based on the relative pricing and functionality of our products as compared with those of competitors, we believe that our proprietary software provides a competitive advantage, and that our future success depends, in part, on our ability to continue developing and enhancing that software. Therefore, we have focused our software development and technology efforts on the continued development of our proprietary software offerings.

Our ongoing software development and technology efforts are aimed at the continued “productization” of specific elements of our software, enhancing the features and functionality of our existing software components, the development of new software components, and the integration of superior third party technology into our environment. Productization involves the development of reusable applications to reduce programming time and costs for customer implementations.

Our software development and technology expenditures were approximately $664,000 for the year ended December 31, 2006, $839,000 for the year ended December 31, 2005 and $854,000 for the year ended December 31, 2004, including salaries and related expenses of our personnel engaged in research and development.

Our software development and technology activities in 2006 included the ongoing development of new applications framework implemented in Microsoft.Net. The new framework will be used as the foundation of all future Web based products. There was also a substantial amount of time devoted to the extension of our integration tool set, which allows us to connect our core product suite to pre-existing customer owned third party applications.

4.11	Intellectual Property

We rely on a combination of patent, copyright, trademark and trade secret laws, as well as confidentiality agreements and technical measures, to establish and protect our proprietary rights.

In March 1999 and July 2001, we received patents from the U.S. Patent and Trademark Office covering the process whereby we conduct Dutch auctions over electronic distribution channels. We have patent applications pending in Canada covering the same technology. We also continue to explore other patent opportunities, and may have other applications pending from time to time. We do not believe, however, that our ability to obtain patents is material to our success or results.

Our proprietary software is subject to common law copyright protection, but we do not have, and do not intend to pursue, any registered copyrights. Common law protection may be narrower than that which we could obtain under registered copyrights. As a result, we may experience difficulty in enforcing our copyrights against certain third party infringements. The source code for our proprietary software is protected as a trade secret.

Our major trademarks or tradenames include: Northcore™, DYN@MIC SELLER™, DYN@MIC BUYER™ and POWERED BY Northcore™. We also claim rights in other unregistered trademarks.

Our competitive position is also dependent upon our unpatented trade secrets. In an effort to protect our trade secrets, and as part of our confidentiality procedures, we generally enter into confidentiality and non-disclosure agreements with our employees and consultants and generally limit access to and distribution of our software, documentation and other proprietary information. Additionally, we limit physical access to our premises, software and hardware and employ security measures to protect against damage or theft.

The Company entered into a Patent License Agreement with NCR Corporation on April 29th, 2002. The agreement provides the Company with access to specific technology patents over a seven-year period for US$100,000 annually.

4.12	Competition

The market for each solution comprising our asset lifecycle management suite is intensely competitive. Many of the companies we compete with have much greater financial, technical, research and development resources than we do.

To remain and become more competitive, we will need to make continued investments in product development and improve our market visibility and financial situation.

Although we offer a broad range of asset lifecycle management solutions, we face significant competition in each of the component product areas from the following companies:

•	Sourcing - Ariba, Inc., Emptoris, Inc., Moai, and Procuri, Inc.
•	Procurement -Ariba, Inc., MRO Software, Inc., and broader ERP solution providers such as Oracle and SAP AG.
•	Asset Management- Indus International Inc., Infor, MRO Software, Inc., Mincom Ltd., and broader ERP solution providers such as Oracle and SAP AG.
•	Sales solutions - eBay Inc.

In addition, many organizations use in-house developers to develop solutions for certain elements of the asset lifecycle.

4.13	Customer Concentration

Northcore maintains excellent working relationships with a number of key organizations such as GE Commercial Finance, Paramount Resources and Trilogy Energy Trust. If our business or contractual relationships with any these customers is severed or meaningfully altered, we would experience a significant decline in our performance, particularly through reduced revenues. In 2006, three customers accounted for 34 percent, 18 percent and 12 percent, respectively, (2005 - two customers accounted for 31 percent and 29 percent, respectively, 2004 - two customers accounted for 32 percent and 15 percent, respectively) of total revenues. At December 31, 2006, one customer accounted for 64 percent of total accounts receivable. At December 31, 2005, there were three customers that accounted for 27 percent, 24 percent and 21 percent, respectively, of total accounts receivable. For additional information see Note 15 to the Company’s financial statements for the fiscal year ended December 31, 2006, which are included in the Company's 2006 Annual Report, filed on SEDAR and hereby incorporated by reference. For additional information on the business risks involved with our joint venture see section 5.0 Risk Factors of this AIF under the heading, “The limited operating history of our joint venture with GE Commercial Finance, Capital Solutions makes evaluating our business difficult.”

4.14	Employees

As of March 15, 2007, the Company has 16 employees. None of our employees are represented by a labor union, and we consider our employee relations to be good.

Category of Activity	North America
Sales and Marketing	1
Technical Services	8
Finance, Legal Affairs and Admin	5
Executive	2
TOTAL	16

4.15	Foreign Operations

Since the sale of our Norway business unit, Northcore has concentrated its sales and marketing efforts primarily in North America. International opportunities may arise, particularly, through our joint venture with GE.

Operating as an organization with an international presence and an international base of customers exposes Northcore to a number of risks and uncertainties that may impact our operational performance. These risks and uncertainties include:

•	Fluctuations in currency exchanges;
•	Unexpected changes to foreign laws and regulations, and foreign tax laws;
•	Local residency requirements for our sales and professional service personnel; and
•	Fluctuations to local demand for asset management technology and services.

These risks and uncertainties are discussed in the Management’s Discussion and Analysis of Financial Condition and Results of Operations included in our Annual Report for the financial year ended December 31, 2006, filed on SEDAR at www.sedar.com and hereby incorporated by reference.

5.0	RISK FACTORS

The following is a summary of certain risks and uncertainties which we face in our business. This summary is not meant to be exhaustive. These risk factors should be read in conjunction with other cautionary statements, which we make in this AIF and in our other public reports, registration statements and public announcements.

We will need additional capital and if we are unable to secure additional financing when we need it, we may be required to significantly curtail or cease our operations.

We have not yet realized profitable operations and have relied on non-operational sources of financing to fund our operations. Since we began our operations, we have been funded primarily through the sale of securities to investors in a series of private placements, convertible debt instruments, sales of equity to, and investments from, strategic partners, gains from investments, option exercises and, to a limited extent, through cash flow from operations. While our Company’s financial statements for the year-ended December 31, 2006, have been prepared on the basis of accounting principles applicable to a going concern, certain adverse conditions and events cast substantial doubt upon the validity of this assumption. The Company has not yet realized profitable operations and has relied on non-operational sources of financing to fund operations. Our ability to continue as a going concern will be dependent on management’s ability to successfully execute its business plan including a substantial increase in revenue as well as maintaining operating expenses at or near the same level as 2006. Management’s 2007 business plan includes an increase in revenue and operating cash flow primarily from major new contracts in North America. The Company cannot provide assurance that it will be able to execute on its business plan or assure that efforts to raise additional financings would be successful.

Management believes that continued existence beyond 2006 is dependent on its ability to increase revenue from existing products, and to expand the scope of its product offering which entails a combination of internally developed software and partnerships with third parties. As of December 31, 2006, we had cash on hand and cash equivalents of approximately $475,000.

We do not have any committed sources of additional financing at this time and we are uncertain whether additional funding will be available when we need it on terms that will be acceptable to us or at all. If we are not able to obtain financing when we need it, we would be unable to carry out our business plan and would have to significantly curtail or cease our operations. We have included in Note 2 to our financial statements for the year ended December 31, 2006, a discussion about the ability of our company to continue as a going concern. Potential sources of financing include strategic relationships, public or private sales of our shares, debt, convertible securities or other arrangements. If we raise funds by selling additional shares, including common shares or other securities convertible into common shares, the ownership interests of our existing shareholders will be diluted. If we raise funds by selling preferred shares, such shares may carry more voting rights, higher dividend payments or more favorable rights upon distribution than those for the common shares. If we incur debt, the holders of such debt may be granted security interests in our assets. Because of our potential long-term capital requirements, we may seek to access the public or private equity or debt markets whenever conditions are favorable, even if we do not have an immediate need for additional capital at that time. The auditors’ report on our 2006 consolidated financial statements includes additional comments for US readers that refers to this uncertainty with respect to our ability to continue as a going concern.

We are not profitable and we may never become profitable.

We have accumulated net losses of approximately $109 million as of December 31, 2006. For the year ended December 31, 2006 our net loss was $648,000. We have never been profitable and expect to continue to incur losses for the foreseeable future. We cannot assure you that we will earn profits or generate positive cash flows from operations in the future.

The limited operating history of our joint venture with GE Commercial Finance, Capital Solutions makes evaluating our business difficult.

In December 2003 we formed the joint venture, GE Asset Manager, LLC with GE Capital Solutions. Growing this business venture has required the Company to shift focus from a broad spectrum of customers to focusing on a small number of large clients. By further investing in our relationship with GE Capital Solutions we are increasing our business risk by becoming substantially dependent on the business generated by the joint venture.

Our business and prospects must be considered in light of the risks, uncertainties and expenses frequently encountered by companies in their early stages of development, particularly companies in new and rapidly evolving markets. Our business strategy may not be successful and we may not successfully address those risks.

We may experience increasingly longer sales cycles.

A significant portion of our revenue in any quarter is derived from a relatively small number of contracts. We often experience sales cycles of six (6) to eighteen (18) months. If the length of our sales cycles increases, our revenues may decrease and our quarterly results would be adversely affected. In addition, our current and future expense levels are based largely on our investment plans and estimates of future revenues and are, to a large extent, fixed. We may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. Any significant shortfall in revenues relative to our planned expenditures would have a material adverse effect on our business, financial condition, cash flows and results of operations.

Potential fluctuations in our financial results make financial forecasting difficult.

Our operating results have varied on a quarterly basis in the past and may fluctuate significantly as a result of a variety of factors, many of which are outside our control. Factors that may affect our quarterly operating results include:

•	general economic conditions as well as economic conditions specific to our industry;

•	long sales cycles, which characterize our industry;

•	implementation delays, which can affect payment and recognition of revenue;

•	any decision by us to reduce prices for our solutions in response to price reductions by competitors;

•	the amount and timing of operating costs and capital expenditures relating to monitoring or expanding our business, operations and infrastructure; and

•	the timing of, and our ability to integrate, any future acquisition, technologies or products or any strategic investments or relationships into which we may enter.

Due to these factors, our quarterly revenues and operating results are difficult to forecast. We believe that period-to-period comparisons of our operating results may not be meaningful and should not be relied upon as an indication of future performance. In addition, it is likely that in one or more future quarters, our operating results will fall below the expectations of securities analysts and investors. In such event, the trading price of our common shares would almost certainly be materially adversely affected.

Our share price has fluctuated substantially and may continue to do so.

The trading price of our common shares on The Toronto Stock Exchange and on the NASDAQ Over the Counter Bulletin Board (“OTCBB”) has fluctuated significantly in the past and could be subject to wide fluctuations in the future. The market prices for securities of technology companies have been highly volatile. These companies have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to their operating performance. Broad market and industry factors may materially and adversely affect the market price of our common shares, regardless of our operating performance. In addition, fluctuations in our operating results, and concerns regarding our competitive position can have an adverse and unpredictable effect on the market price of our shares.

In the past, following periods of volatility in the market price of a company’s securities, securities class-action litigation has often been instituted against that company. Such litigation, if instituted against us, could result in substantial costs and a diversion of management’s attention and resources, which could have a material adverse effect on our business, results of operations, cash flow, financial condition and prospects.

The ability to buy or sell our common shares on the OTCBB may be limited.

On June 3, 2002, we transferred the listing of our common shares from the Nasdaq National Market to the Nasdaq SmallCap Market. On August 22, 2002, our common shares were delisted from the Nasdaq SmallCap Market because we did not satisfy the minimum bid price per share requirement for continued listing on that market. Our common shares immediately became eligible for and began trading on the OTCBB. The OTCBB is generally considered to be a less efficient market than the Nasdaq National Market or the Nasdaq SmallCap Market on which our shares previously traded. As a result, the ability to buy or sell our common shares on the OTCBB may be limited. In addition, since our shares are no longer listed on the Nasdaq National Market or Nasdaq SmallCap Market, our shares may be subject to the “penny stock” regulations described below. De-listing from the Nasdaq National Market and the Nasdaq SmallCap Market will not affect the listing of the common shares on The Toronto Stock Exchange.

Our common shares may become subject to “Penny Stock” regulations which may affect your ability to buy or sell our common shares.

Our common shares have traded on the Nasdaq National and Small Cap Markets and on the OTCBB at prices below US$5.00 since April 2000 (on a pre-consolidation basis). As a result, our shares may become characterized as “penny stocks” which could severely affect market liquidity. The Securities Enforcement and Penny Stock Reform Act of 1990 requires additional disclosure relating to the market for penny stocks in connection with trades in any stock defined as a penny stock.

Securities and Exchange Commission regulations generally define a penny stock to be an equity security that has a market price of less than US$5.00 per share, subject to certain exceptions. The regulations require, prior to any transaction involving a penny stock, delivery of a disclosure schedule explaining the penny stock market and the risks associated therewith. The penny stock regulations would adversely affect the market liquidity of our common shares by limiting the ability of broker/dealers to trade the shares and the ability of purchasers of our common shares to sell in the secondary market. Certain institutions and investors will not invest in penny stocks.

The markets in which we operate are highly competitive.

The market for asset lifecycle management solutions is rapidly evolving and intensely competitive. We face significant competition in each segment of our business (sourcing, procurement, enterprise asset management and asset disposition). We expect that competition will further intensify as new companies enter the different segments of our market and larger existing companies expand their product lines.

Many of our competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources than we. We cannot assure you that we will be able to compete with them effectively. If we fail to do so, it would have a material adverse effect on our business, financial condition, cash flows and results of operations.

We may not be able to retain or attract the highly skilled personnel we need.

Our success is substantially dependent on the ability and experience of our senior management and other key personnel. We do not have long-term employment agreements with any of our key personnel and maintain no “key person” life insurance policies.

We may need to hire new or additional personnel to respond to attrition or future growth of our business. However, there is significant competition for qualified personnel. We cannot be certain we will be able to retain existing personnel or hire additional, qualified personnel when needed.

Significant delays in product development would harm our reputation and result in loss of revenue.

If we experience significant product development delays, our position in the market would be harmed, and our revenues could be substantially reduced, which would adversely affect our operating results. As a result of the complexities inherent in our software, major new product enhancements and new products often require long development and test periods before they are released. On occasion, we have experienced delays in the scheduled release date of new or enhanced products, and we may experience delays in the future. Delays may occur for many reasons, including an inability to hire a sufficient number of developers, discovery of bugs and errors or a failure of our current or future products to conform to industry requirements. Any such delay, or the failure of new products or enhancements in achieving market acceptance, could materially impact our business and reputation and result in a decrease in our revenues.

We may have to expend significant resources to keep pace with rapid technological change.

Our industry is characterized by rapid technological change, changes in user and customer requirements, frequent new service or product introductions embodying new technologies and the emergence of new industry standards and practices. Any of these could hamper our ability to compete or render our proprietary technology obsolete. Our future success will depend, in part, on our ability to:

•	develop new proprietary technology that addresses the increasingly sophisticated and varied needs of our existing and prospective customers;
•	anticipate and respond to technological advances and emerging industry standards and practices on a timely and cost-effective basis;
•	continually improve the performance, features and reliability of our products in response to evolving market demands; and
•	license leading technologies.

We may be required to make substantial expenditures to accomplish the foregoing or to modify or adapt our services or infrastructure.

Our business could be substantially harmed if we have to correct or delay the release of products due to software bugs or errors.

We sell complex software products. Our software products may contain undetected errors or bugs when first introduced or as new versions are released. Our software products may also contain undetected viruses. Further, software we license from third parties and incorporate into our products may contain errors, bugs or viruses. Errors, bugs and viruses may result in any of the following:

•            adverse customer reactions;
•            negative publicity regarding our business and our products;
•            harm to our reputation;
•            loss of or delay in market acceptance;
•            loss of revenue or required product changes;
•            diversion of development resources and increased development expenses;
•            increased service and warranty costs;
•            legal action by our customers; and
•            increased insurance costs.

Systems defects, failures or breaches of security could cause a significant disruption to our business, damage our reputation and expose us to liability.

We host certain websites and sub-sites for our customers. Our systems are vulnerable to a number of factors that may cause interruptions in our ability to enable or host solutions for third parties, including, among others:

•	damage from human error, tampering and vandalism;
•	breaches of security;
•	fire and power losses;
•	telecommunications failures and capacity limitations; and
•	software or hardware defects.

Despite the precautions we have taken and plan to take, the occurrence of any of these events or other unanticipated problems could result in service interruptions, which could damage our reputation, and subject us to loss of business and significant repair costs. Certain of our contracts require that we pay penalties or permit a customer to terminate the contract if we are unable to maintain minimum performance levels. Although we continue to take steps to enhance the security of our systems and ensure that appropriate back-up systems are in place, our systems are not now, nor will they ever be, fully secure.

Our business has undergone dramatic expansion and retraction phases since our formation. We may not be able to manage further dramatic expansions and retractions in future.

Our business has undergone dramatic expansion and retraction since our formation, which has placed significant strain on our management resources. If we should grow or retract dramatically in future, there may be further significant demands on our management, administrative, operating and financial resources. In order to manage these demands effectively, we will need to expand and improve our operational, financial and management information systems and motivate, manage and retain employees. We cannot assure you that we will be able to do so, that our management, personnel or systems will be adequate, or that we will be able to achieve levels of revenue commensurate with the resulting levels of operating expenses.

Sales to customers outside Canada account for a significant portion of our revenue, which exposes us to certain risks.

While we currently operate out of Canada many of our customers are based outside of Canada. There are risks inherent in doing business outside Canada, including:

•	differing laws and regulatory requirements;
•	political and economic risks;
•	currency and foreign exchange fluctuations and controls;
•	tariffs, customs, duties and other trade barriers;
•	longer payment cycles and problems in collecting accounts receivable; and
•	potentially adverse tax consequences.

Any of these risks could adversely affect the success of our business.

Acquisitions of companies or technologies may result in disruptions to our business and/or distractions for our management.

In the future, we may seek to acquire other businesses or make investments in complementary businesses or technologies. We may not be able to acquire or manage additional businesses profitably or successfully integrate any acquired businesses with our business. Businesses that we acquire may have liabilities that we underestimate or do not discover during our pre-acquisition investigations. Certain liabilities, even if we do not expressly assume them, may be imposed on us as the successor to the business. Further, each acquisition may involve other special risks that could cause the acquired businesses to fail to meet our expectations. For example:

•	the acquired businesses may not achieve expected results;
•	we may not be able to retain key personnel of the acquired businesses;
•	we may incur substantial, unanticipated costs, delays or other operational or financial problems when we try to integrate businesses we acquire with our own;
•	our management’s attention may be diverted; or
•	our management may not be able to manage the combined entity effectively or to make acquisitions and grow our business internally at the same time.

The occurrence of one or more of these factors could have a material adverse effect on our business, financial condition, cash flows and results of operations. In addition, we may incur debt or issue equity securities to pay for any future acquisitions or investments, which could dilute the ownership interest of our existing shareholders.

If we are unable to successfully protect our intellectual property or obtain certain licenses, our competitive position may be weakened.

Our performance and ability to compete are dependent in part on our technology. We rely on a combination of patent, copyright, trademark and trade secret laws as well as confidentiality agreements and technical measures, to establish and protect our rights in the technology we develop. We cannot guarantee that any patents issued to us will afford meaningful protection for our technology. Competitors may develop similar technologies which do not conflict with our patents. Others may challenge our patents and, as a result, our patents could be narrowed or invalidated.

Our software is protected by common law copyright laws, as opposed to registration under copyright statutes. Common law protection may be narrower than that which we could obtain under registered copyrights. As a result, we may experience difficulty in enforcing our copyrights against certain third parties. The source code for our proprietary software is protected as a trade secret. As part of our confidentiality protection procedures, we generally enter into agreements with our employees and consultants and limit access to, and distribution of, our software, documentation and other proprietary information. We cannot assure you that the steps we take will prevent misappropriation of our technology or that agreements entered into for that purpose will be enforceable. In order to protect our intellectual property, it may be necessary for us to sue one or more third parties. While this has not been necessary to date, there can be no guarantee that we will not be required to do so in future to protect our rights. The laws of other countries may afford us little or no protection for our intellectual property.

We also rely on a variety of technology that we license from third parties, including our database and Internet server software, which is used to perform key functions. These third-party technology licenses may not continue to be available to us on commercially reasonable terms, or at all. If we are unable to maintain these licenses or obtain upgrades to these licenses, we could be delayed in completing or prevented from offering some products or services.

Others could claim that we infringe on their intellectual property rights, which may result in costly and time-consuming litigation.

Our success will also depend partly on our ability to operate without infringing upon the proprietary rights of others, as well as our ability to prevent others from infringing on our proprietary rights. We may be required at times to take legal action in order to protect our proprietary rights. Also, from time to time, we may receive notice from third parties claiming that we infringe their patent or other proprietary rights. In the past, a certain third party claimed that certain of our technology infringed their intellectual property rights. The Company does not believe it does or ever has infringed the intellectual property rights of any third party. The claim with the particular third party has been resolved through licensing arrangements. There can be no assurances that other third parties will not make similar claims in the future.

We believe that infringement claims will increase in the technology sector as competition intensifies. Despite our best efforts, we may be sued for infringing on the patent or other proprietary rights of others. Such litigation is costly, and even if we prevail, the cost of such litigation could harm us. If we do not prevail or cannot fund a complete defense, in addition to any damages we might have to pay, we could be required to stop the infringing activity or obtain a license. We cannot be certain that any required license would be available to us on acceptable terms, or at all. If we fail to obtain a license, or if the terms of a license are burdensome to us, this could have a material adverse effect on our business, financial condition, cash flows and results of operations.

Our business is sensitive to the overall economic environment. Any slowdown in information technology spending budgets could harm our operating results.

Any significant downturn in our customers' markets or in general economic conditions that results in reduced information technology spending budgets would likely result in a decreased demand for our products and services, longer selling cycles and lower prices, any of which may harm our business.

We are subject to risks associated with exchange rate fluctuations.

The Company’s revenue from software licensing and related services and e-commerce enabling agreements is transacted in various currencies including the Canadian dollar, U.S. dollar, UK pound and EURO. Correspondingly, operating expenses related to these activities are transacted in the above-denoted currencies. The Company does not use derivative instruments to manage exposure to foreign exchange fluctuations. Fluctuations in the exchange rates of these currencies or the exchange rate of other currencies against the Canadian dollar could have a material adverse effect on our business, financial condition, cash flows and results of operations.

Our preference shares could prevent or delay a takeover that some or a majority of shareholders consider favorable.

Our Board of Directors, without any further vote of our shareholders, may issue preference shares and determine the price, preferences, rights and restrictions of those shares. The rights of the holders of common shares will be subject to, and may be adversely affected by, the rights of the holders of any series of preference shares that may be issued in the future. That means, for example, that we can issue preference shares with more voting rights, higher dividend payments or more favorable rights upon distribution than those for our common shares. If we issue certain types of preference shares in the future, it may also be more difficult for a third party to acquire a majority of our outstanding voting shares and such issuance may, in certain circumstances, deter or delay mergers, tender offers or other possible transactions that may be favored by some or a majority of our shareholders.

6.0	DESCRIPTION OF CAPITAL STRUCTURE

6.1	Share Capital

Common Shares

The Company is authorized to issue an unlimited number of common shares. The holders of the common shares of our Company are entitled to receive notice of and to attend all meetings of the shareholders of our Company and have one vote for each common share held at all meetings of the shareholders of our Company, except for meetings at which only holders of another specified class or series of shares of the Company are entitled to vote separately as a class or series. Subject to the prior rights of the holders of preference shares of our Company and to any other shares ranking senior to the common shares with respect to priority in the payment of dividends, the holders of common shares are entitled to receive dividends and our Company will pay dividends, as and when declared by our Board of Directors, out of moneys properly applicable to the payment of dividends, in such amount and in such form as our Board of Directors may from time to time determine, and all dividends which our Board of Directors may declare on the common shares shall be declared and paid in equal amounts per share on all common shares at the time outstanding. In the event of the dissolution, liquidation or winding-up of the Company, whether voluntary or involuntary, or any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, subject to the prior rights of the holders of preference shares and to any other shares ranking senior to the common shares with respect to priority in the distribution of assets upon dissolution, liquidation or winding-up, the holders of the common shares will be entitled to receive the remaining property and assets of the Company. There are no redemption or sinking-fund provisions that attach to the common shares, nor are there any provisions that discriminate against existing or prospective holders of common shares as a result of owning a substantial number of shares. The holders of our common shares are not liable to further capital calls by the Company.

Dividends

The Company does not anticipate paying dividends on its common shares in the foreseeable future and intends to retain future earnings for reinvestment in its business.

Preference Shares

Our articles of incorporation authorize the issuance of an unlimited number of preference shares, in one or more series. The Business Corporations Act (Ontario) does not impose restrictions upon our Board of Directors issuing preference shares of the type authorized by our articles of incorporation. Our Board of Directors may fix, before issuing, the number of preference shares of each series, the designation, rights, privileges, restrictions and conditions attaching to the preference shares of each series, including any voting rights, any right to receive dividends (which may be cumulative or non-cumulative and variable or fixed) or the means of determining the dividends, the dates of payment, any terms and conditions of redemption or purchase, any conversion rights, and any rights on the liquidation, dissolution or winding-up of the Company, any sinking fund or other provisions, the whole to be subject to the issue of a Certificate of Amendment setting forth the designation, rights, privileges, restrictions and conditions attaching to the preference shares of the series. Our articles of incorporation require that preference shares of each series must, with respect to the payment of dividends and the distribution of assets or the return of capital in the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, rank on a parity with the preference shares of every other series and be entitled to preference over the common shares and over any other shares ranking junior to the preference shares. The preference shares of one series shall participate ratably with the preference shares of every other series in respect of all dividends and similar amounts. The holders of our preference shares are not liable to further capital calls by the Company. None of our preference shares are currently issued or outstanding.

Common Share Purchase Warrants and Convertible Notes

As at December 31, 2006, the Company has issued additional securities, which are convertible into common shares of the Company, the details of which are disclosed in Note 8 and Note 12 of the Company’s Annual Financial Statements for the fiscal year ended December 31, 2006, which is included in the Company’s 2006 Annual Report which is filed on SEDAR at www.sedar.com and is hereby incorporated by reference.

6.2	Constraints

Limitations on Rights to Own Securities

There is no limitation imposed by Canadian law or by the articles or other charter documents on the right of a non-resident to hold or vote common shares or preference shares with voting rights, other than as provided in the Investment Canada Act, as amended by the World Trade Organization Agreement Implementation Act. The Investment Canada Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a “Canadian,” as defined in the Investment Canada Act (a “non-Canadian”), unless, after review, the minister responsible for the Investment Act is satisfied that the investment is likely to be a net benefit to Canada.

An investment in our voting shares by a non-Canadian (other than a “World Trade Organization Investor,” as defined below) would be reviewable under the Investment Canada Act if it were an investment to acquire direct control of our Company, and the value of our assets were $5.0 million or more.

An investment in our voting shares by a World Trade Organization Investor would be reviewable under the Investment Canada Act if it were an investment to acquire direct control of our Company, and the value of our assets equaled or exceeded $250 million. A non-Canadian, whether a World Trade Organization Investor or otherwise, would acquire control of us for purposes of the Investment Canada Act if he or she acquired a majority of our voting shares. The acquisition of less than a majority, but at least one-third of our voting shares, would be presumed to be an acquisition of control of our Company, unless it could be established that we were not controlled in fact by the acquirer through the ownership of voting shares. In general, an individual is a World Trade Organization Investor if he or she is a “national” of a country (other than Canada) that is a member of the World Trade Organization (“World Trade Organization Member”) or has a right of permanent residence in a World Trade Organization Member. A corporation or other entity will be a World Trade Organization investor if it is a “World Trade Organization investor-controlled entity” pursuant to detailed rules set out in the Investment Canada Act. The United States is a World Trade Organization Member.

Certain transactions involving our voting shares would be exempt from the Investment Canada Act, including: (a) an acquisition of our voting shares if the acquisition were made in connection with the person’s business as a trader or dealer in securities; (b) an acquisition of control of our Company in connection with the realization of a security interest granted for a loan or other financial assistance and not for any purpose related to the provisions of the Investment Canada Act; and (c) an acquisition of control of our Company by reason of an amalgamation, merger, consolidation or corporate reorganization, following which the ultimate direct or indirect control in fact of our Company, through the ownership of voting interests, remains unchanged.

Change of Control

Our authorized capital includes an unlimited number of preference shares. The Board of Directors, without any further vote by the common shareholders, has the authority to issue preference shares and to determine the price, preferences, rights and restrictions, including voting and dividend rights, of these shares. The rights of the holders of common shares are subject to the rights of holders of any preference shares that the Board of Directors may issue in the future. That means, for example, that we can issue preference shares with more voting rights, higher dividend payments or more favorable rights upon dissolution, than the common shares. If we issued certain types of preference shares in the future, it may also be more difficult for a third-party to acquire a majority of our outstanding voting shares.

Our articles do not contain any provisions that govern the ownership threshold above which shareholder ownership must be disclosed.

7.0	MANAGEMENT’S DISCUSSION AND ANALYSIS

The information contained under “Management’s Discussion and Analysis” in the Company’s Annual Report for the year ended December 31, 2006, made available to all shareholders of the Company and filed with various regulatory authorities is incorporated herein by reference. This information is available on the SEDAR website at www.sedar.com.

8.0	MARKET FOR SECURITIES

8.1	Trading Price and Volume

The Company’s Common Shares are listed and posted for trading on the Toronto Stock Exchange under the trading symbol NTI and on the Over The Counter Bulletin Board (“OTCBB”) under the symbol NTLNF. The following tables show the opening, high, low and closing prices, as well as the daily average of volume traded, of the Company’s common shares for each month of 2006 on the Toronto Stock Exchange and on OTCBB.

Toronto Stock Exchange 2006 - NTI (C$)						OTCBB 2006 - NTLNF.OB (US$)
Month	Open	High	Low	Close	Volume	Month	Open	High	Low	Close	Volume
Dec-06	0.15	0.17	0.13	0.15	121,900	Dec-06	0.12	0.15	0.11	0.11	8,300
Nov-06	0.17	0.17	0.14	0.15	54,600	Nov-06	0.15	0.15	0.1	0.13	13,800
Oct-06	0.18	0.19	0.16	0.17	55,400	Oct-06	0.15	0.2	0.13	0.15	5,700
Sep-06	0.23	0.25	0.16	0.18	150,900	Sep-06	0.21	0.21	0.14	0.16	32,700
Aug-06	0.15	0.24	0.15	0.23	164,000	Aug-06	0.14	0.24	0.13	0.2	9,200
Jul-06	0.14	0.17	0.14	0.16	83,500	Jul-06	0.13	0.15	0.12	0.14	10,400
Jun-06	0.18	0.18	0.14	0.15	248,500	Jun-06	0.16	0.17	0.13	0.13	17,600
May-06	0.2	0.24	0.16	0.16	165,200	May-06	0.17	0.27	0.15	0.15	20,300
Apr-06	0.15	0.19	0.14	0.18	242,300	Apr-06	0.12	0.16	0.12	0.15	7,500
Mar-06	0.15	0.17	0.14	0.15	163,900	Mar-06	0.12	0.15	0.12	0.12	9,200
Feb-06	0.16	0.17	0.14	0.15	69,700	Feb-06	0.12	0.15	0.12	0.12	5,600
Jan-06	0.17	0.19	0.14	0.17	255,000	Jan-06	0.13	0.15	0.12	0.12	13,900

8.2	Prior Sales

During the financial year ending December 31, 2006 and updated as at March 15, 2007, the Company entered into the following agreement for the issuance of securities. The material terms and conditions attaching to this private placement are as follows:

SERIES J Notes: On February 8, 2006, the Company issued Series J secured subordinated notes with a face value of $755,000. The Series J notes were issued to private investors including an amount totaling $105,000 issued to three directors/officers of the Company. The Series J notes mature February 8, 2011, have an annual interest rate of 11 percent and are convertible into equity units at a price of $0.15 per unit. Interest for the first year is payable in shares of the Company with interest payable for the remaining term of the notes payable in cash upon the earlier of maturity and conversion. Each equity unit consists of one common share and one share-purchase warrant with an exercise price of $0.20. The warrants expire on the earlier of (i) February 8, 2009 and (ii) the date which is sixty days following the issuance of a notice by the Company to holders confirming that the closing price of the Company’s common shares, on the Toronto Stock Exchange, was greater than or equal to $0.35 for any 10 consecutive trading days. The afore-mentioned conversion provisions are subject to a four month and one day hold period. The Series J notes are secured by a general security agreement on the assets of the Company, subordinated to the security claims provided to the holders of previously issued notes. The material change report, discussing this transaction, filed on SEDAR (www.sedar.com) on February 13, 2006 is hereby incorporated by reference.

During 2006, $470,000 (face value) of the Series J notes (book value of $156,000) were converted into 3,133,000 equity units represented by 3,133,000 common shares valued at $220,000 and 3,133,000 warrants valued at $125,000 (For further information See Note 8 to the Financial Statements in the Company’s Annual Report for the year ended December 31, 2006, which is herein incorporated by reference).

9.0	DIRECTORS AND OFFICERS

The names, location of residence, positions with the Company and the principal occupations of the directors and senior officers of the Company are set out below. Each director is elected at the annual meeting of shareholders or appointed pursuant to the provisions of the Company’s bylaws and applicable laws to serve until the next annual meeting or until a successor is elected or appointed, subject to earlier resignation by the director. As at March 15, 2007 the number of common shares beneficially owned by the current directors and officers as a group is 4,753,090 representing approximately 6 percent of the issued shares of the Company. These figures are updated as at March 15, 2007.

Name and Municipality of Residence	Principal Occupation for the Preceding Five Years	Director / Officer Since	Position with the Company	Approximate number of shares of the Company beneficially owned directly or indirectly
JEFFREY LYMBURNER, 50, Oldsmar, Florida	Chief Executive Officer since August 1, 1999 and a founding shareholder of the Company. President of the Company from its founding in 1995 to October 11, 2001. Prior to the founding of the Company, Mr. Lymburner was President of Completely Mobile Inc., a cellular and wireless data business, from 1990 to 1995.	May 28, 1996	Chief Executive Officer and Director	4,373,625
T. CHRISTOPHER BULGER, (1)(2)(3) 50, Toronto, Ontario	Chairman of the Board since October 14, 2005 and a director of the Company. Mr. Bulger is Chairman and Chief Executive Officer of Megawheels Inc., a software and solutions provider to the online classified advertising industry, listed on the Canadian Venture Exchange. From December 1999 to December 2001, Mr. Bulger was President and Chief Executive Officer of eLab Technology Ventures Inc. Mr. Bulger served as Executive Vice President of the Company from September 1998 to December 1999 and Chief Financial Officer of the Company from April 1996 to September 1998.	May 28, 1996	Chairman of the Board and Director	265,000
JIM MOSKOS, 44, Toronto, Ontario	President of the ADB Technology Group since October 19, 1999. Vice President - Technology of the Company from September 1997 to October 19, 1999. Senior Technology Manager for the Canadian Department of Indian Affairs and Northern Development responsible for setting the technical direction for all aspects of application development from September 1994 to August 1997.	June 7, 1999	President, Technology Group and Director	21,375
DARROCH ROBERTSON (3), 55, London, Ontario	Associate Professor of Business at the Richard Ivey School of Business, The University of Western Ontario, for the past five years. He is currently the Director of MBA program and was the Director of the undergraduate HBA program at the Ivey School. Mr. Robertson was also a director and chair of the audit committee of Stackpole Limited, a TSX listed company. Mr. Robertson has also served as an elected member of council for the Institute of Chartered Accountants of Ontario, where he was chair on the audit committee and by-laws committee.	June 25, 2003	Director	5,000

Name and Municipality of Residence	Principal Occupation for the Preceding Five Years	Director / Officer Since	Position with the Company	Approximate number of shares of the Company beneficially owned directly or indirectly
DUNCAN G. COPELAND(1)(2)(3), 50 Potomac, MD, USA	Mr. Copeland is President of Copeland and Company, a consultancy based in Potomac, Maryland. He has been a Director of the Company since its inception, except for the period from 2001-2004. Mr. Copeland has been a member of the faculties of the Richard Ivey School of Business, The University of Western Ontario and Georgetown University. He is a trustee of the Charles Babbage Foundation. Mr. Copeland holds a doctorate from the Harvard Business School.	June 23, 2004	Director	87,050
DAVE GELINEAU(1)(2) , 48, Ottawa, Ontario	Mr. Gelineau has more than 25 years of sales and marketing experience in the information technology sector working closely with public sector organizations. Mr. Gelineau currently works as a senior sales executive with Donna Cona, Canada's leading aboriginal information technology services and consulting organization. Previously, Mr. Gelineau worked with Accenture, IBM and Xwave, and was responsible for identifying, constructing and implementing partnership strategies with Oracle, Sybase, Cognos, Hewlett-Packard as well as several dominant telecommunications companies.	Sept. 23, 2005	Director	1,400
(1)	Member of the Management Resources and Compensation Committee
(2)	Member of the Corporate Governance Committee
(3)	Member of the Audit Committee

9.1	Director’s relationship to Megawheels Technologies Inc. subject to Cease Trade Order

Chris Bulger, a director and Chairman of the Company, is also a director and officer of Megawheels Technologies Inc. which is listed on the TSX Venture exchange under the symbol "MWT" and was issued a cease trade order on January 9, 2007 by the Ontario Securities Commission under paragraph 2 and paragraph 2.1 of subsection 127(1) and subsection 127(5) because the company failed to provide continuous disclosure material of audited annual financial statements for the year ended August 31, 2006. Megawheels has indicated the intention to complete the filing, that was due on December 31, 2006, once it has replaced its turnover in accounting staff and completed a refinancing to pay for the audit. As of March 15, 2007, the cease trade order is still in effect.

10.0	AUDIT COMMITTEE INFORMATION

10.1	Composition of the Audit Committee

Name	Relevant Education and Experience
Darroch Robertson*‡
Associate Professor of Business at the Richard Ivey School of Business, The University of Western Ontario, for the past five years. He is currently the Director of MBA program and was the Director of the undergraduate HBA program at the Ivey School. Mr. Robertson was also a director and chair of the audit committee of Stackpole Limited, a TSX listed company. Mr. Robertson has also served as an elected member of council for the Institute of Chartered Accountants of Ontario, where he was chair on the audit committee and by-laws committee. Mr. Robertson is a CA and holds an MBA and PhD (Business) from the University of Western Ontario.

Christopher Bulger*‡
Chairman of the Board since October 14, 2005 and a director of the Company. Mr. Bulger is Chairman and Chief Executive Officer of Megawheels Inc., a software and solutions provider to the online classified advertising industry, listed on the Canadian Venture Exchange. From December 1999 to December 2001, Mr. Bulger was President and Chief Executive Officer of eLab Technology Ventures Inc. Mr. Bulger served as Executive Vice President of the Company from September 1998 to December 1999 and Chief Financial Officer of the Company from April 1996 to September 1998. Mr. Bulger is a CFA and holds an MBA from INSEAD, France and an HBA from The Richard Ivey School of Business, Canada.

Duncan Copeland*‡
Mr. Copeland is President of Copeland and Company, a consultancy based in Potomac, Maryland. He has been a Director of the Company since its inception, except for the period from 2001-2004. Mr. Copeland has been a member of the faculties of the Richard Ivey School of Business, The University of Western Ontario and the Robert Emmett McDonough School of Business, Georgetown University. He is a trustee of the Charles Babbage Foundation. Mr. Copeland holds a doctorate from the Harvard Business School.

(*) independent as such term is defined in Multilateral Instrument 52-110 Audit Committees
(‡) financially literate as such term is defined in Multilateral Instrument 52-110 Audit Committees

10.2	Pre-Approval Policies and Procedures

Pursuant to the Audit Committee Charter Adopted by the Board of Directors on May 18, 2005, the Audit Committee is responsible for the pre-approval of all non-audit services to be provided to the Company or its subsidiary entities by the independent auditor.

10.3	External Auditor Service Fees (By Category)

Year	Audit Fees(1)	Audit Related Fees(2)	Tax Fees(3)	Other Fees(4)
2005	$185,000	$54,700	-	-
2006	$110,000	$56,000	$3,000	$10,000

(1)	Audit Fees represent costs associated with the audit of the Company’s consolidated financial statements including review of securities filings.

(2)	Audit Related Fees represent costs associated with reviews of the Company’s interim financial statements.

(3)	Tax Fees represent costs associated with the preparation of the Company’s annual tax filings, tax planning and advice.

(4)	Other Fees represent costs associated with the review and recommended accounting treatment related to complicated contracts or arrangements.

10.4	Audit Committee Charter

A copy of the Audit Committee Charter adopted by the Board of Directors on May 18, 2005 is attached to this AIF as Appendix “A”.

11.0	PROMOTERS

  Northcore continues to employ the assistance of Tim Richardson, of Pinnacle Consulting as a promoter of the Company. Mr. Richardson holds 275,000 common shares in the Company, which he purchased at $0.23 per unit. Each unit consisted of one common share and one whole common share purchase warrant that can be converted into one share at $0.40, and which expire on December 6, 2008. For his services as a promoter of the Company Mr. Richardson receives remuneration of CAN$10,000.00 per month.

12.0	LEGAL PROCEEDINGS

Neither the Company nor any of its subsidiaries is a party to, or the subject of, any material legal proceedings.

13.0	RELATED PARTY TRANSACTIONS

For additional information regarding related party transactions, see the information contained under “Management’s Discussion and Analysis - Transactions with Related Parties” in the Company’s Annual Report for the year ended December 31, 2006, filed on SEDAR at www.sedar.com and hereby incorporated by reference.

On August 19, 2003 the Company issued Series E secured subordinated notes in the aggregate principal amount of $1.0 million for net proceeds of $987,000. The notes are secured by a general security agreement on the property and assets of the Company. A total of $100,000 of the principal amount of Series E notes was issued to the following directors and/or senior officers of the Company: Paul Godin a director of the Company at the time, purchased Series E notes in the principal amount of $50,000; James Moskos, an officer and director of the Company purchased Series E notes in the principal amount of $35,000; and Mike Robb, an officer of the Company at the time purchased Series E notes in the principal amount of $15,000. All of the above mentioned related parties held their notes until maturity. During the year ended December 31, 2006, the remaining $375,000 balance of the Series E notes was repaid upon maturity.

On June 15, 2004 the Company issued Series G secured subordinated notes in the aggregate principal amount of $1.71 million for net proceeds of $1.63 million. A total of $170,000 of the principal amount of Series G notes was issued to the following directors and/or senior officers of the Company: Jeffrey Lymburner, an officer and director of the Company, purchased Series G notes in the principal amount of $100,000 that have not yet been converted; Jan Pedersen, an officer and director of the Company at the time purchased Series G notes in the principal amount of $60,000 that was repaid during 2006; and James Moskos, an officer and director of the Company purchased Series G notes in the principal amount of $10,000 that have not yet been converted.

On October 21, 2004 the Company issued Series H secured subordinated notes in the aggregate principal amount of $520,000 for net proceeds of $500,000. A total of $270,000 of the principal amount of Series H notes was issued to the following directors and/or senior officers of the Company: Jeffrey Lymburner, an officer and director of the Company, purchased Series H notes in the principal amount of $200,000 that were converted on June 16, 2005 to 1,000,000 common shares and 500,000 common share-purchase warrants; Paul Godin, a director of the Company at the time purchased Series H notes in the principal amount of $50,000 that were converted on September 21, 2005 to 250,000 common shares and 125,000 common share-purchase warrants; and James Moskos, an officer and director of the Company purchased Series G notes in the principal amount of $20,000 that have not yet been converted.

On December 6, 2004, the Company completed a private placement resulting in the issuance of 5,000,000 units at a price of $0.20 per unit for gross proceeds of $1.0 million. Each unit consists of one common share and one common share-purchase warrant exercisable to purchase one common share at a price of $0.35. Included in this private placement were 100,000 units issued to Paul Godin, a director of the Company at the time for gross proceeds of $20,000. The warrants were issued for a four year term and will expire on December 6, 2008.

On September 12, 2005 the Company issued Series I secured subordinated notes with a face value of $1,200,000 for net proceeds of $1,063,000. The following officers and directors purchased Series I notes: Jeff Lymburner, CEO of the Company, purchased $20,000 of Series I notes that have not yet been converted; Jim Moskos, President, Technology Group and a director of the Company, purchased $10,000 of Series I notes that have not yet been converted; Chris Bulger, Chairman of the Board, purchased $20,000 of Series I notes that have not yet been converted and Duncan Copeland, a director of the Company, purchased $60,000 of Series I notes that have not yet been converted.

On February 8, 2006, the Company issued Series J secured subordinated notes with a face value of $755,000 for net proceeds of $750,000. The Series J notes were issued to private investors including an amount totaling $105,000 issued to three directors/officers of the Company. The following officers and directors purchased Series J notes: Jeff Lymburner, CEO of the Company, purchased $36,000 principal amount of Series J notes that have not yet been converted; Jim Moskos, President, Technology Group and a director of the Company, purchased $13,000 principal amount of Series J notes that have not yet been converted; and Chris Bulger, Chairman of the Board, purchased $56,000 principal amount of Series J notes that have not yet been converted.

As at December 31, 2006, accrued interest included $62,000 (2005 - $35,000) in interest payable relating to the above-mentioned secured subordinated notes due to related parties. During 2006, interest expense on the above-mentioned secured subordinated notes from related parties was $47,000 (2005 - $44,000).

During the year ended December 31, 2006, the Company repaid advances from related parties totaling $137,000 (2005 - $nil). The Company also paid $15,000 (2005 - $nil) in advisory fees to a director in connection with the sale of ADB Systemer (See Note 4 to the Financial Statements in the Company’s Annual Report for the year ended December 31, 2006, which is herein incorporated by reference).

As at December 31, 2006, accrued liabilities included $nil (2005 - $5,000) in interest payable relating to the above amounts due to related parties. During 2006, interest expense on advances from related parties was $4,000 (2005 - $5,000).

14.0	TRANSFER AGENTS AND REGISTRARS

The Company’s Transfer Agent and Registrar is Equity Transfer & Trust Company and is located in the municipality of Toronto at 200 University Avenue, Suite 400 Toronto ON M5H 4H1, Tel: 416-361-0152.

15.0	MATERIAL CONTRACTS

The following is the only material contract entered into by the Company within the last year (or before the most recently completed financial year but that is still in effect) other than in the ordinary course of business.

On May 18, 2006 the Company entered into a Share Purchase Agreement with ADB Systemer Holding AS (SUS) to sell 100 percent of the Company’s interest in ADB Systemer AS for NOK 15,000,000, subject to shareholder approval. The material change report discussing this transaction, filed on SEDAR (www.sedar.com) on May 18, 2006, and a copy of the Share Purchase Agreement also filed on SEDAR on May 30, 2006 are both hereby incorporated by reference.

16.0	AUDITORS

KPMG LLP are our auditors. As such they have provided the audit report forming part of our audited financial statements for the year ended December 31, 2006, which are filed on SEDAR at www.sedar.com.

KPMG LLP are independent with respect to the Company and its subsidiaries within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario.  Further, KPMG LLP are independent public accountants with respect to the Company and its subsidiaries within the meaning of the Securities Acts administered by the Securities and Exchange Commission and the requirements of the Independence Standards Board.

17.0	ADDITIONAL INFORMATION

Additional information relating to the Company including any of the documents incorporated by reference in this Annual Information Form, including material change reports, may be obtained on the Internet at the SEDAR website at www.sedar.com.

Additional information with respect to the Company, including directors' and officers' remuneration and indebtedness, principal holders of our securities and options to purchase securities and interests of insiders in material transactions is contained, where applicable, in our Management Information Circular (the "2006 Circular") filed May 30, 2006, on SEDAR at www.sedar.com.

Additional financial information is provided in the annual financial statements for the fiscal year ended December 31, 2006, the notes appended thereto and in the Management's Discussion and Analysis for the fiscal year ended December 31, 2006 which are included in the Company's 2006 Annual Report (the “2006 Annual Report”), filed on SEDAR at www.sedar.com.

Additional copies of this Annual Information Form, the 2006 Circular and the 2006 Annual Report may be obtained upon request to the Company or from the Company’s website at www.northcore.com or by going to SEDAR at www.sedar.com. The Company may require payment of a reasonable charge if a person or company who is not a shareholder of the Company makes the request. For further information or questions please contact the Company at investor-relations@northcore.com.

APPENDIX “A” AUDIT COMMITTEE CHARTER

NORTHCORE TECHNOLOGIES INC.
(the “Company”)

AUDIT COMMITTEE CHARTER

Adopted by the Board of Directors on May 18, 2005

ORGANIZATION

There shall be a committee of the Board of Directors (the “Board”) to be known as the Audit Committee (the “Committee”). The Committee shall be composed of at least three directors and any vacancies shall be filled as soon as practicable.
All of the members of the Committee must be “independent”1  as such term is defined in Multilateral Instrument 52-110 “Audit Committees” (the “Instrument”) (or exempt therefrom), and free of any relationship that, in the opinion of the Board, would interfere with the exercise of his or her independent judgment as a member of the Committee.

All members of the Committee should have a working familiarity with basic finance and accounting practices and be “financially literate”2  as such term is defined in the Instrument.

The Committee members and the Committee chairman shall be appointed by the Board and members of the Committee shall hold office until the next annual meeting of the shareholders or until they cease to be directors of the Company. Where a vacancy occurs at any time in the membership of the Committee, it may be filled by the Board on the recommendation of the Committee, and shall be filled by the Board if membership of the Committee falls below three directors. If the Chair of the Committee is absent from any meeting, the Committee shall select one of the other members of the Committee to preside at the meeting.

1 Meaning of Independence pursuant to s. 1.4 of the Instrument - A member of an audit committee is independent if the member has no direct or indirect material relationship with the issuer and subject to subsections 1.4(2) through (8) of the Instrument.
2 Meaning of Financial Literacy pursuant to s. 1.5 of the Instrument - An individual is financially literate if he or she has the ability to read and understand a set of financial statements that presents a breadth and level of complexity of accounting issues that are general comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the issuer’s financial statements.

The Chair of the Committee shall be responsible for:

(i) developing and setting the agenda for Committee meetings; and

(ii) determining the time, place and frequency of Committee meetings.

Any member of the Committee or the external auditor may call a meeting of the Committee.

The quorum for a meeting of the Committee is a majority of the members. With the exemption of the foregoing quorum requirement, the Committee may determine its own procedures.

Notice of the time and place of every meeting shall be given in writing, verbally, by facsimile or by phone to each member of the Committee, the Chairman of the Board, the Chief Executive Officer of the Company and the Chief Financial Officer of the Company, at least 48 hours prior to the time fixed for the meeting. The notice period may be waived by all members of the Committee. The external auditor of the Company shall be given notice of every meeting of the Committee, and, at the expense of the Company, shall be entitled to attend and be heard thereat. If requested by a member of the Committee, the external auditor shall attend every meeting of the Committee held during the term of office of the external auditor.

STATEMENT OF POLICY

The Committee shall provide assistance to the Board in fulfilling their responsibility to the shareholders, potential shareholders and the investment community relating to:

(i) corporate accounting;

(ii) reporting practices of the Company;

(iii) the quality and integrity of the financial reports of the Company;

(iv) the Company’s compliance with legal and regulatory requirements, as they relate to the Company’s financial statements;

(v) the qualifications, independence and performance of the external auditor;

(vi) internal controls and disclosure controls;

(v) the performance of the Company’s internal audit function; and

(vi) performing the additional duties set out in this Charter or otherwise delegated to the Committee by the Board.

In so doing, it is the responsibility of the Committee to maintain free and open means of communications between and among the auditors, the directors and the financial management of the Company.

AUTHORITY AND RESPONSIBILITIES

In carrying out its responsibilities, the Committee believes its policies and procedures should remain flexible, in order to best react to changing conditions and to ensure that the corporate accounting and reporting practices of the Company are in accordance with all applicable requirements and are of the highest quality. The duties and responsibilities of the members of the Committee are in addition to those of a member of the Board.

The Company’s external auditor is required to report directly to the Committee.

In carrying out these responsibilities, the audit committee will:

1.	General. Provide an open avenue of communication among the directors, auditors and financial management of the Company.

The Committee has the authority:

(i) to engage independent counsel and other advisors as it determines necessary to carry out its duties,
(ii) to set and pay the compensation for any advisors employed by the audit committee, and
(iii) to communicate directly with the internal and external auditors.

2.	Committee Charter. Review and update the Committee’s charter annually.

3.
Auditor Selection. Review and recommend to the Board the auditors to be selected to be nominated for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company and review and recommend the compensation of the independent auditor.

4.
Auditor Oversight. Be directly responsible for overseeing the work of the external auditor engaged for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the issuer, including the resolution of disagreements between management and the external auditor regarding financial reporting.

5.
Review of Audit. Meet with the auditors, the Board and financial management of the Company to review the scope of the proposed audit for the current year and the audit procedures to be utilized, and at the conclusion thereof, review such audit, including any comments or recommendations of the auditors.

6.
Appointment of CFO. Review and concur in the appointment, replacement, reassignment, or dismissal of the Chief Financial Officer (the “CFO”) and any other key financial executives involved in the financial reporting process.

7.	Auditor Independence. Confirm and assure the independence of the auditors.

8.
Review Financial Reporting and Accounting Standards. Review with the auditors, the competitiveness and suitability of the financial and accounting personnel and the adequacy and effectiveness of the financial reporting and accounting standards and controls of the Company, and elicit any recommendations for the improvement of such internal control procedures or particular areas where new or more detailed controls or procedures are desirable. Particular emphasis should be given to the adequacy of such internal controls to expose any payments, transactions, or procedures that might be deemed illegal or otherwise improper. The Committee is also responsible for reviewing the Company’s accounting policy note to ensure completeness and acceptability with GAAP as part of the approval of the financial statements.

9.
Internal Audit Function. Review the applicability of an internal audit function of the Company including the independence and authority of its reporting obligations, the proposed audit plans for the coming year and the coordination of such plans with the auditors.

10.	Pre-approval of Non-audit Services. Be responsible for the pre-approval of all non-audit services to be provided to the Company or its subsidiary entities by the independent auditor.

11.
Review Annual Financial Statements. Review the annual financial statements and MD&A contained in the annual report to shareholders with management and the auditors to determine that the auditors are satisfied with the disclosure and content of the financial statements to be presented to the shareholders. Upon review, recommend the annual financial statements and MD&A for approval by the Board. Any changes in accounting principles should be reviewed.

12.
Review Interim Financials. Review with management and the CFO the interim financial reports and MD&A and recommend that such reports and MD&A be approved by the Board before they are filed with the OSC, SEC or other regulators.

13.	Risk and Uncertainty. The Committee is responsible for reviewing, as part of its approval of the financial statements, uncertainty notes and disclosures, and MD&A disclosures.

14.
Press Releases and MD&A. Prior to release, review with management and, where necessary, recommend for approval by the Board any press releases and MD&A that disclose annual or interim financial results or that contain other significant financial information.

The Committee is responsible for being satisfied that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements, other than the public disclosure referred to in the preceding paragraph, and must periodically assess the adequacy of those procedures.

15.
Review Related Party and Conflicts of Interest. Review with management and the independent auditor significant risks or exposures and assess the steps management has taken to minimize such risk to the Company. This includes a review of related party transactions and conflict of interest transactions and the public disclosure of such transactions, if required.

16.
Review of Accounting and Financial Disclosure Policies. Provide sufficient opportunity for the auditors to meet with the members of the audit committee without members of management present. Among the items to be discussed in these meetings are the auditors’ evaluation of the Company’s accounting policies and the clarity of the financial information and disclosure practices adopted by the Company, and the cooperation that the auditors received during the course of the audit.

17.
Audit Resources. Review accounting and financial human resources and succession planning and audit efforts of the Company to assure completeness of coverage, reduction of redundant efforts and the effective use of audit resources.

18.
Committee Minutes. Appoint a secretary to the Committee who need not be a director or officer of the Company and will submit the minutes of all meetings of the audit committee to, or discuss the matters discussed at each committee meeting with, the Board.

19.	Committee Reports. Report the Committee’s actions to the Board, including recommendations that the Committee may deem appropriate.

20.
Review Internal Controls. Be responsible for reviewing the plan and scope of the annual audit with respect to planned reliance and testing of controls, and for reviewing major points contained in the auditor’s management letter resulting from control evaluation and testing. The Committee is also responsible for receiving reports from management when significant control deviations occur.

The Committee will also establish and review the Company’s procedures for the:

•    Receipt, retention and treatment of complaints regarding accounting, financial disclosure, internal controls or auditing matters; and

•    Confidential, anonymous submission by employees regarding questionable accounting auditing and financial reporting and disclosure matters.

21.
Hiring Policies. Be responsible for reviewing and approving the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company.

22.
Authority to Investigate. Investigate any matter brought to its attention within the scope of its duties, with the power to retain outside counsel, accountants and others for this purpose if, in its judgment, that is appropriate.

23.
Review of Expense Accounts and Perquisites. Review policies and procedures with respect to expense accounts and perquisites, including their use of Company assets and address the results of any review of these areas with the CFO.

24.
Legal and Regulatory Matters. Review legal and regulatory matters that may have a material impact on the Company’s financial statements and on its compliance policies programs and procedures, including compliance with tax and financial reporting laws and regulations, if and when issues arise.

25.	Committee Letter for Annual Report. Prepare a letter for inclusion in the annual report that describes the Committee’s composition and responsibilities, and how they were discharged.

26.
Other Functions and Powers. The Committee will perform such other functions and exercise such other powers as are assigned by the Company’s charter or bylaws, or the Board or are prescribed from time to time for the audit committee of a reporting company in Parts 2 and 4 of the Instrument and other relevant legislation.